UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-38208

Dragon Victory International Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Dragon Victory International Limited (the “Company”) is furnishing this report on Form 6-K to provide the six-month interim financial statements for the period ended September 30, 2021 and incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-3 (Registration Number 333-261898), Form F-3 (Registration Number 333-252688), Form F-3 (Registration Number 333-251297), and on Form S-8 (Registration Number 333-255251), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited
Date: March 11, 2022
	By:	/s/ Limin Liu
		Name:	Limin Liu
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended September 30, 2021

101	Interactive Data Files (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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